SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Occidental Petroleum Corporation

(Name of Issuer)

Common Stock, par value $0.20 per share

(Title of Class of Securities)

674599105

(CUSIP Number)

Andrew Langham

Icahn Capital LP

16690 Collins Avenue

Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously ﬁled a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is ﬁling this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial ﬁling on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "ﬁled" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Item 1. Security and Issuer

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the shares of Common Stock, par value $0.20 per share (“Shares”), issued by Occidental Petroleum Corporation (the “Issuer”), and hereby amends the Schedule 13D ﬁled with the Securities and Exchange Commission (the “SEC”) on March 12, 2020 (the “Schedule 13D”), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise deﬁned shall have the meanings ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On March 25, 2020, the Reporting Persons entered into a Director Appointment and Nomination Agreement (the "Nomination Agreement") with the Issuer. In addition, on March 25, 2020, the Issuer issued a press release (the "Press Release") related to the Nomination Agreement. Copies of the Nomination Agreement and Press Release are ﬁled herewith as exhibits and incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The disclosure set forth above in Item 4 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

1.                            Director Appointment and Nomination Agreement between the Reporting Persons and the Issuer (incorporated by reference to Exhibit 10.1 to the Form 8−K ﬁled by the Issuer with the Securities and Exchange Commission on March 25, 2020).

2.                           Press Release issued by the Issuer on March 25, 2020 (incorporated by reference to Exhibit 99.1 to the Form 8−K ﬁled by the Issuer with the Securities and Exchange Commission on March 25, 2020).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certiﬁes that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2020

ICAHN PARTNERS MASTER FUND LP

ICAHN OFFSHORE LP

ICAHN PARTNERS LP

ICAHN ONSHORE LP

BECKTON CORP.

HOPPER INVESTMENTS LLC

BARBERRY CORP.

HIGH RIVER LIMITED PARTNERSHIP

By:	Hopper Investments LLC, general partner
By:	Barberry Corp.

By:	/s/ Edward E. Mattner
	Name:	Edward E. Mattner
	Title:	Authorized Signatory

ICAHN CAPITAL LP

By: IPH GP LLC, its general partner

By: Icahn Enterprises Holdings L.P., its sole member

By: Icahn Enterprises G.P. Inc., its general partner

IPH GP LLC

By: Icahn Enterprises Holdings L.P., its sole member

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

ICAHN ENTERPRISES G.P. INC.

By:	/s/ SungHwan Cho
	Name:	SungHwan Cho
	Title:	Chief Financial Officer

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D/A No. 1– Occidental Petroleum Corporation]